17009113

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC
Mail Processing
Section

MAR 01 2017

Washington DC
415

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

SEC FILE NUMBER
8-66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER **SEQUENCE FINANCIAL SPECIALISTS LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun St. Suite 330
(No. and Street)

Charleston	SC	29401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Michael Grady — 843-853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser & Company, LLC
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Blvd	Mt. Pleasant	SC	29464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, W. Michael Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUENCE FINANCIAL SPECIALISTS LLC, as of December 31, 20 16, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA JONES MY COMMISSION EXPIRES 2/24/2025 NOTARY PUBLIC SOUTH CAROLINA

Signature

Principal & Senior Managing Director

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OATH OR AFFIRMATION

I, W. Michael Grady, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SEQUENCE FINANCIAL SPECIALISTS LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ANDREA JONES MY COMMISSION EXPIRES 2/24/2025 NOTARY PUBLIC SOUTH CAROLINA

[signature]
Signature

Principal & Senior Managing Director
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	May 31, 2017
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66657

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER SEQUENCE FINANCIAL SPECIALISTS LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

40 Calhoun St. Suite 330
(No. and Street)

Charleston	SC	29401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

W. Michael Grady 843-853-8222
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Glaser & Company, LLC
(Name – *if individual, state last, first, middle name*)

1040 Anna Knapp Blvd	Mt. Pleasant	SC	29464
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEQUENCE FINANCIAL SPECIALISTS LLC
AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

TABLE OF CONTENTS **Page**

SUPPLEMENTAL SCHEDULES AND REPORTS

SEQUENCE FINANCIAL SPECIALISTS LLC
CHARLESTON, SOUTH CAROLINA

AUDITED FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

GLASER + COMPANY
certified public accountants

GLASER COMPANY
certified public accountants

American Institute of CPAs | Public Company Accounting Oversight Board | SC Association of CPAs

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sequence Financial Specialists LLC
Charleston, South Carolina

We have audited the accompanying statement of financial condition of Sequence Financial Specialists LLC as of December 31, 2016, and the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements. These financial statements are the responsibility of Sequence Financial Specialists LLC's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sequence Financial Specialists LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The supplemental schedules I to IV on pages 9 to 13 have been subjected to audit procedures performed in conjunction with the audit of Sequence Financial Specialists LLC's financial statements. The supplemental information is the responsibility of Sequence Financial Specialists LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, supplemental schedules I to IV on pages 9 to 13 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Glaser and Company, LLC

Glaser and Company, LLC
Mt. Pleasant, South Carolina
February 23, 2017

Glaser and Company, LLC
1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464
www.glasercompany.com | P 843.849.0655 | F 843.849.0612 |

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS

Cash and cash equivalents	$	1,129,772
Prepaid contract fees and other assets		415,336
Accounts receivable, net of allowance of $466,872		101,154
Property and equipment, net of accumulated depreciation of $21,082		1,027
Total Assets	$	1,647,289

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable	$	65,609
Accrued expenses		12,635
Total Liabilities		78,244
MEMBER'S EQUITY:		
Membership Interest		1,569,045
Total Liabilities and Member's Equity	$	1,647,289

See accompanying notes to financial statements.

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES:		
Commissions	$	2,892,854
Management and advisory fees		273,239
		3,166,093
EXPENSES:		
Direct client expenses		1,530,173
Contract labor		141,022
Occupancy		35,327
Regulatory fees		129,657
Office		11,343
Professional fees		63,762
Insurance		497
Advertising and marketing		601
Travel and entertainment		20,449
Other expenses		19,420
		1,952,251
Income from operations		1,213,842
Other Income		
Interest income		91
Total other income		91
Net Income	$	1,213,933

See accompanying notes to financial statements.

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

Member's Equity, Beginning of Year	$	875,112
Net Income		1,213,933
Members' Contributions		80,000
Members' Distributions		(600,000)
Member's Equity, End of Year	$	1,569,045

See accompanying notes to financial statements.

SEQUENCE FINANCIAL SPECIALISTS LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

Cash Flows from Operating Activities:		
Cash received from customers	$	3,119,965
Cash paid to suppliers and contractors		(2,296,283)
Interest received		91
Net cash provided by operating activities		823,773
Cash Flows from Investing Activities:		
Purchase of property and equipment		(234)
Net cash used for investing activities		(234)
Cash Flows from Financing Activities:		
Member's contributions		80,000
Member's distributions		(600,000)
Net cash used for financing activities		(520,000)
Net Increase in Cash and Cash Equivalents		303,539
Cash and Cash Equivalents, Beginning of Year		826,233
Cash and Cash Equivalents, End of Year	$	1,129,772

Reconciliation of Net Income to Net Cash Provided by Operating Activities:

Net Income	$	1,213,933
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:		
Depreciation		2,004
Change in operating assets and liabilities		
Increase in:		
Prepaid contract fees and other assets		(401,179)
Accounts receivable		(46,128)
Increase in:		
Accounts payable		46,001
Accrued expenses		9,142
Total adjustments		(390,160)
Net Cash Provided by Operating Activities	$	823,773

See accompanying notes to financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Sequence Financial Specialists LLC (the "Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management, who is responsible for their integrity and objectivity. These accounting policies conform to accounting principles generally accepted in the United States of America and have been consistently applied in the preparation of the financial statements.

Organization and Nature of Business
Sequence Financial Specialists LLC is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company is a South Carolina Limited Liability Company.

Limited Liability Company
The member of Sequence Financial Specialists LLC has limited liability.

Cash and Cash Equivalents
Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash deposits. Accounts at each institution are insured by the Federal Deposit Insurance Corporation (FDIC) up to certain limits and may, at times, be in excess of those limits. The Company had $1,574,135 in cash balances in excess of FDIC coverage at December 31, 2016. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months that are not held for sale in the ordinary course of business.

Accounts Receivable
Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectability of specific customer accounts: customer credit-worthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. Past due balances over 90 days and other higher risk amounts are reviewed individually for collectability. If the financial condition of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable.

Prepaid Contract Fees and Other Assets
Prepaid contract fees and other assets primarily is comprised of prepaid contract placement fees totaling $400,000 for services to be performed in the 2017 fiscal year.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using accelerated methods over estimated useful lives of related assets. Depreciation expense for the year ended December 31, 2016 was $2,004.

Advertising
The Company expenses advertising costs as they are incurred. For the year ended December 31, 2016, Sequence Financial Specialists LLC had $601 in advertising expenses.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - CONTINUED

Income Taxes
The Company was established as a Limited Liability Company (LLC), which, in lieu of corporate income taxes, the member of an LLC are taxed on their proportionate share of the Company's taxable income.

The Company recognizes and measures its unrecognized tax positions in accordance with FASB ASC 740, Income Taxes. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax position is adjusted when new information is available, or when an event occurs that requires a change. Management has considered this guidance and there was no impact to these financial statements associated with this consideration.

2. CERTAIN SIGNIFICANT RISKS AND UNCERTAINTIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Significant estimates include collectability of accounts receivable, amounts due from related parties and depreciable lives and depreciation methods for fixed assets. It is at least reasonably possible that the estimate of the effect on the financial statements of a condition, situation, or set of circumstances that existed at the date of the financial statements will change in the near term due to one or more future confirming events. The effect of this change would be material to the financial statements.

Concentration in Business
During the year ended December 31, 2016, 79% of the Company's operating revenue came from one customer. Due to the nature of the Company's business, it is reasonably possible that the loss of a customer or the default on receivables due from customers could have an adverse effect on the Company's results of operations and financial condition.

3. PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 are as follows:

Software	$	7,069
Office equipment & furniture		14,044
		21,113
Accumulated depreciation		(20,086)
Net property and equipment	$	1,027

4. NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and limits the ratio of aggregate indebtedness to net worth. At December 31, 2016, the Company had net capital of $1,051,528, which was in excess of the required net capital balance.

5. SUBSEQUENT EVENTS

Management has evaluated the effect subsequent events would have on the financial statements of the Company at December 31, 2016, through February 23, 2017, which is the date the financial statements were available to issue. There were no material subsequent events requiring recognition or additional disclosure in these financial statements.

SEQUENCE FINANCIAL SPECIALISTS LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2016

Aggregate Indebtedness:		
Accounts payable and accrued expenses	$	78,244
Total aggregate indebtedness:	$	78,244
Net Capital:		
Members' equity	$	1,569,045
Adjustments to net capital:		
Accounts receivable, net		(101,154)
Other assets		(415,336)
Property and equipment, net		(1,027)
Net Capital, as defined		1,051,528
Minimum Net Capital Requirement		5,000
Net Capital in Excess of Requirement	$	1,046,528
Ratio of Aggregate Indebtedness to Net Capital		7.44%

See Report of Independent Registered Public Accounting Firm.

SEQUENCE FINANCIAL SPECIALISTS LLC
SCHEDULE I – COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 - CONTINUED
DECEMBER 31, 2016

	UNAUDITED			
		Per FOCUS Report		**Difference from Audited Financial Statements**
Aggregate Indebtedness:				
Accounts payable and accrued expenses	$	78,244	$	-
Total aggregate indebtedness:	$	78,244	$	-
Net Capital:				
Members' equity	$	1,568,049	$	996
Adjustments to net capital:				
Accounts receivable		(101,154)		-
Property and equipment, net		(31)		(996)
Other Assets		(415,336)		-
Net Capital, as defined		1,051,528		-
Minimum Net Capital Requirement		5,000		-
Net Capital in Excess of Requirement	$	1,046,528	$	-
Ratio of Aggregate Indebtedness to Net Capital		7.44%		

The differences are due to adjustments Sequence Financial Specialists LLC made to the financials after the FOCUS report was issued.

SEQUENCE FINANCIAL SPECIALISTS LLC
SCHEDULE II – STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS
FOR THE YEAR ENDED DECEMBER 31, 2016

Balance, Beginning of Year	$	-
Increases		-
Decreases		-
Balance, End of Year	$	-

See Report of Independent Registered Public Accounting Firm.

SEQUENCE FINANCIAL SPECIALISTS LLC
SCHEDULE III – COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2016

Schedule III - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 is not applicable for Sequence Financial Specialists LLC at and for the year ended December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

SEQUENCE FINANCIAL SPECIALISTS LLC
SCHEDULE IV – INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3 (EXEMPTION)
DECEMBER 31, 2016

Schedule IV - Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is not applicable for Sequence Financial Specialists LLC at and for the year ended December 31, 2016.

See Report of Independent Registered Public Accounting Firm.

GLASER & COMPANY
certified public accountants

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
Sequence Financial Specialists, LLC
Charleston, South Carolina

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Sequence Financial Specialists LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Sequence Financial Specialists LLC claimed an exemption from 17 C.F .R. §240.15c3-3 ((2)(i)) (the "exemption provisions") and (2) Sequence Financial Specialists LLC stated that Sequence Financial Specialists LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Sequence Financial Specialists LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States), and, accordingly, included inquiries and other required procedures to obtain evidence about Sequence Financial Specialists LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Glaser and Company, LLC

Glaser and Company, LLC
Mount Pleasant, South Carolina
February 23, 2017

Glaser and Company, LLC
1040 Anna Knapp Boulevard, Mount Pleasant, SC 29464
www.glasercompany.com | P 843.849.0655 | F 843.849.0612 |

SEQUENCE
FINANCIAL SPECIALISTS

SEQUENCE FINANCIAL SPECIALISTS LLC Exemption Report

SEQUENCE FINANCIAL SPECIALISTS LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i)

(2) The Company met the identified exemption provision in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year without exception

SEQUENCE FINANCIAL SPECIALISTS LLC

I, W. Michael Grady, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

W. Michael Grady
Principal & Senior Managing Director
SEQUENCE FINANCIAL SPECIALISTS LLC

January 30, 2017

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES
REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS FORM (FORM SIPC-7)

To the Member
Sequence Financial Specialists LLC
Charleston, South Carolina

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 rules, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2016, which were agreed to by Sequence Financial Specialists LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Sequence Financial Specialists LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Sequence Financial Specialists LLC's management is responsible for Sequence Financial Specialists LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries as recorded in the entity's accounting system noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 (FOCUS Report) for the year ended December 31, 2016, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2016, noting no differences;
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Glaser and Company, LLC

Glaser and Company, LLC
Mount Pleasant, South Carolina
February 23, 2016

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2016
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

16*16*********1883**********************MIXED AADC 220
68657 FINRA DEC
SEQUENCE FINANCIAL SPECIALISTS LLC
40 CALHOUN ST STE 330
CHARLESTON SC 29401-3532

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Bryan Emerson 907-733-4307

2. A. General Assessment (item 2e from page 2) $ 7,917.11

B. Less payment made with SIPC-6 filed (exclude interest) (1,264.24)

______ Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 6,652.87

E. Interest computed on late payment (see instruction E) for_____days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 6,652.87

G. PAYMENT: √ the box
Check mailed to P.O. Box ☐ Funds Wired ☑
Total (must be same as F above) $ 6,652.87

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Sequence Financial Specialists LLC
(Name of Corporation, Partnership or other organization)

Michael Ealy
(Authorized Signature)

Designated Principal
(Title)

Dated the 28 day of February, 20 16.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2016
and ending 12/31/2016

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 3,174,849
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	
Interest Income and Reimbursed Expense Income	8,006
(Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $	
Enter the greater of line (i) or (ii)	
Total deductions	8,006
2d. SIPC Net Operating Revenues	$ 3,166,843
2e. General Assessment @ .0025	$ 7,917.11
	(to page 1, line 2.A.)